

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

October 24, 2014

<u>Via E-mail</u>
Xi Ying Kou
Chief Executive Officer
Vershire Corporation
188 Lockhart Road
Wanchai, Hong Kong 00000

Re: **Vershire Corporation**
Registration Statement on Form S-1
Filed on September 30, 2014
File No. 333-199029

Dear Ms. Kou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 12

2.   Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

Without a public market there is no liquidity for our shares…, page 13

3.   Please expand your discussion to address potential additional liquidity concerns related to yours being a penny stock, as you disclose under "Plan of Distribution" on page 20.

Use of Proceeds, page 17

4.   Please revise to indicate how the company will invest net proceeds pending their use for general corporate purposes.

Exhibits

5.   Please revise to include counsel's legal opinion on the validity of the shares offered pursuant to your registration statement. Refer to Item 601 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director